August 27, 2012

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington, DC 20549

Dear Ms. DiAngelo:

I want to thank you for the courtesy and professionalism you showed me during our telephone conversation on Friday, August 17, 2012.  We hereby respond to your comments on the Annual Report for the Kirr, Marbach Partners Value Fund (the “Fund”) for the fiscal year ending September 30, 2011 and acknowledge:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1)	You commented that the Shareholder Letter should discuss the entire fiscal year, not just the most recent quarter. Going forward, we will focus on activities throughout the fiscal year.
2)
You commented that the Expense Example should be tailored to the Fund’s own circumstances.  Going forward, we will remove mention of sales charges and service fees in “and/or service fees,” as neither are relevant to the Fund.

3)
You noted that the Fund’s Schedule of Investments indicates several of the securities are “foreign,” yet there was no currency loss/gain for the period ending 9/30/11.  Going forward, we will cease using the “foreign” designation, as it may be confusing.  Any foreign securities owned by the Fund are ADRs, so designating those as “foreign” is redundant.  All holdings as of 9/30/11 were traded in $USD.

4)
You commented that the Statement of Assets and Liabilities should be tailored to the Fund’s own circumstances.  Specifically, since the Fund imposes a short-term redemption fee, the Net Asset Value may not be the same as the redemption price.  Going forward, we will remove “redemption price” from that line.

5)
You also commented on the Statement of Assets and Liabilities that any payables to Directors should be listed separately.  The payable to Directors as of 9/30/11 was immaterial.  Going forward, we will monitor that payable for materiality to determine if it requires disclosure.

6)
You commented on the Notes to the Financial Statements (Item 3—Agreements) that any expenses excluded from the fee waiver should be noted.  Going forward, we will note “acquired fund fees and expenses, interest, taxes, brokerage commissions and extraordinary expenses” are excluded from the fee waiver.

7)
You commented under Director Information that the Fund should indicate how many funds in the Fund family each Director oversees.  Going forward, we will indicate each Director oversees one fund in the Fund family.

8)
You commented that on the Fund’s Form N-CSR for the fiscal year ending September 30, 2011, under Item 4 (Principal Accountant Fees and Services) that the services provided related to “Tax Fees” should be described.  Going forward, we will add “tax return review” to the current list of “tax compliance, tax advice and tax planning.”

9)
You also commented that on the Fund’s Form N-CSR under Item 4, any audit and permissible non-audit services to be provided by the Fund’s independent public accountant to Kirr, Marbach & Company, LLC (the “Adviser”) that were approved by the Fund’s Audit Committee should be disclosed.  The Fund’s independent public accountant did not provide any services to the Adviser during the fiscal year ending September 30, 2011.  Going forward, we will add the following disclosure to the Fund’s N-CSR filing: “The percentage of non-audit services provided to (i) the Fund or (ii) any Fund Service Provider that relate directly to the operations and financial reporting of the Fund for which the pre-approval requirement was waived by the Audit Committee was 0% during the Fund’s last two fiscal years.”

Please let me know if I can provide any further information or clarification.

                                        Regards,

  /s/ Mickey Kim
                                        Mickey Kim, CFA
                                        Vice-President, Secretary and Treasurer
                                        Chief Compliance Officer
                                        Kirr, Marbach Partners Funds, Inc.